December 23, 2016

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freshpet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 1-36729

Dear Mr. Schwall:

On behalf of Freshpet, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 20, 2016. For convenience, the Staff’s comment is repeated prior to setting forth the Company’s response thereto.

Risk Factors, page 10

“Under our Certificate of Incorporation, individuals or entities that bring certain claims…,” page 22

1.	Staff’s Comment: You disclose that should anyone bring one of the referenced claims and “not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought” in the claim, that person must reimburse you for all fees, costs and expenses (including attorneys’ fees and the fees of experts) actually and reasonably incurred by you in defending such claim.

In your next periodic report, please provide revised risk factor disclosure to clarify:

•	whether you intend to apply the provision to claims under the federal securities laws;

•	the level of recovery required by the plaintiff to avoid payment (further describe what would constitute “a judgment on the merits that substantially achieves the full remedy or relief sought in the claim”);

•	who is subject to the provision (e.g., former and current stockholders, legal counsel, expert witnesses);

•	who would be allowed to recover (e.g., clarify whether your directors and officers would qualify); and

•	whether your application of the provision to claims “governed by the internal affairs doctrine” remains valid in light of the adoption of DGCL §§102(f) and 109(b).

Response: The Company advises the Staff that, in light of the adoption of DGCL §§102(f) and 109(b), the Company believes the referenced provision of the Company’s Certificate of Incorporation is no longer in effect and that the Company will amend its Certificate of Incorporation, subject to stockholder approval at the Company’s 2017 annual meeting, to remove the referenced provision from the Certificate of Incorporation. The Company expects to revise its disclosure accordingly in future periodic reports.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (201) 520-4000.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP

Andrew Herman, Esq.
Kirkland & Ellis LLP